Exhibit 99.2

Bookham Technology plc

Notification of Interests of Directors

Oxfordshire, UK – 12 May, 2004: Bookham Technology plc (the “Company”) was notified on 11 May that, pursuant to pre-arranged share trading plans entered into on 19 March 2004 (the “Pre-arranged Trading Plans”), the following sales of ordinary shares of 1/3p each in the capital of the Company (“Shares”) were made:

On 10 May Dr Andrew Rickman sold 150,000 Shares and the 1998 Accumulation and Maintenance Settlement Trust, of which Dr Andrew Rickman is a trustee, sold 150,000 Shares at a price per Share of £0.4895, representing 0.1% of the total issued share capital of the Company.  The Shares were registered in the name of Goldman Sachs Securities (Nominees) Ltd. Following the sale, Dr Andrew Rickman’s shareholding in the Company, including that of persons connected with him, is 26,601,679, which represents 8.91% of the total issued share capital of the Company.

On 10 May Mr Robert Rickman sold 30,000 Shares and Mrs Marion Rickman, the wife of Mr Robert Rickman, sold 30,000 Shares at a price per Share of £0.4895, representing 0.02% of the total issued share capital of the Company.  The Shares were registered in the name of Goldman Sachs Securities (Nominees) Ltd.  Following the sale, Mr Robert Rickman’s shareholding in the Company, including that of persons connected with him, is 1,028,878, which represents 0.34% of the total issued share capital of the Company.

The Pre-arranged Trading Plans, details of which were announced by the Company on 22 March 2004, provide for sales of Shares over a designated period of time in accordance with UK legislation and regulations and Rule 10b5-1 of the US Securities Act of 1934.  Under these plans, sales of a set number of Shares are made on the third business day following publication of the Company’s quarterly results announcements.  The Pre-arranged Trading Plans allow directors gradually to diversify their shareholdings and minimise the market effect of share sales by spreading them over a period of time.

Notified by :  Philip Davis, Company Secretary